SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-14837

Quicksilver Resources Inc. 401(k) Plan

(Full title of the plan)

Quicksilver Resources Inc.

777 West Rosedale, Suite 300

Fort Worth, Texas 76104

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

QUICKSILVER RESOURCES INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of

    Quicksilver Resources Inc. 401(k) Plan:

We have audited the financial statements of Quicksilver Resources Inc. 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003, and for the years ended December 31, 2004 and 2003, listed in the Table of Contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and changes in net assets available for benefits for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) at December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic 2004 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2004 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Fort Worth, Texas
June 29, 2005

QUICKSILVER RESOURCES INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS
INVESTMENTS AT FAIR VALUE	$9,525,327	$6,130,024
EMPLOYER CONTRIBUTIONS RECEIVABLE	283,000	192,508
INTEREST INCOME RECEIVABLE	1,835	—

TOTAL ASSETS	9,810,162	6,322,532

LIABILITIES - EXCESS CONTRIBUTIONS PAYABLE TO PARTICIPANTS	29,322	—

NET ASSETS AVAILABLE FOR BENEFITS	$9,780,840	$6,322,532

See notes to financial statements.

QUICKSILVER RESOURCES INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2004 and 2003

	2004	2003
ADDITIONS TO NET ASSETS:
Net appreciation in fair value of investments	$2,410,056	$1,028,851
Interest and dividend income	142,806	56,752
Employee contributions	852,350	681,377
Employer contributions	286,813	192,508
Rollover contributions	75,405	20,542

Total additions	3,767,430	1,980,030

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	271,875	340,937
Corrective distributions	29,322	—
Administrative expenses	7,925	6,200

Total deductions	309,122	347,137

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	3,458,308	1,632,893

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	6,322,532	4,689,639

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$9,780,840	$6,322,532

See notes to financial statements.

QUICKSILVER RESOURCES INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 and 2003

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the 401(k) Plan (the “Plan”) are prepared under the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits – Benefits to participants are recorded when paid.

Expenses – Quicksilver Resources Inc. and Mercury Exploration Company, a related party of Quicksilver Resources Inc. (collectively the “Company”) has elected to pay substantially all of the trustee fees, brokerage fees and other expenses incident to the administration of the Plan. A setup fee and an annual maintenance fee for new loans, as well as a processing fee for withdrawals are deducted from the participants’ accounts.

Investments – Securities held by the Plan are valued at fair value and the increase or decrease in the value of securities held, plus any net income or loss, is allocated to the participants’ accounts. Fair value of common stock and mutual funds is based on quoted market prices. Investment transactions are accounted for as of the trade dates. Investments in the Quicksilver Resources Unitized Stock Fund (“Unitized Fund”) are indirect investments in common stock of the Company. The fair value of the Unitized Fund is based on the underlying common stock value adjusted for dividends, capital gains, and fees plus the cash portion of the Unitized Fund invested in money market funds. The Unitized Fund represents approximately 41% and 26% of the net assets available for benefits of the Plan as of December 31, 2004 and 2003, respectively. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Interest is accrued as earned. Participant loans are valued at amortized cost, which approximates fair value.

2.	DESCRIPTION OF PLAN

The following description of the Plan provides only general information. The terms of the Plan are more fully described in the Plan agreement, which is available to each participant.

General – The Plan is a defined contribution plan established on January 1, 1999, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The purpose of the Plan is to reward long and loyal service to the Company by providing to employees additional financial security at retirement. Incidental benefits are provided in the case of disability, death or other termination of employment. For the plan years ended December 31, 2004 and 2003, the Plan’s trustee was Reliance Trust Company (“Reliance”).

Participation – Employees of the Company who are at least 21 years of age are eligible to make salary deferred contributions as of the plan entry date, the first day of each month, following three months of employment.

Contributions – Participants may contribute their compensation on a pretax basis up to the maximum amount allowed by the Internal Revenue Service and direct their contributions between 15 investment options. Participant contributions are voluntary. Subject to provisions of the Plan and applicable provisions of the Code and Treasury Regulations, an eligible employee may make a qualified rollover contribution to the Plan. Effective July 1, 2002, participants who are age 50 or older by the end of the calendar year are allowed to make an additional “catch-up” contribution. In 2004 and 2003, catch-up contributions were limited to $3,000 and $2,000, respectively.

The Company may make discretionary contributions to the Plan of an amount determined by management. The Company’s discretionary contributions are allocated based upon compensation levels among participants eligible to share in the contribution for the Plan year. Participants are eligible to share in the discretionary contributions if they are at least 21 years of age, have completed at least one year of service with the Company, and are still employed by the Company as of the last day of the Plan year. The Company made discretionary contributions of $286,813 and $192,508 in 2004 and 2003, respectively.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings and (c) forfeitures. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account balance.

Vesting – Participants become 20% vested in Company contributions after two years of service and vest an additional 20% for each year of service thereafter. Participants become 100% vested after 6 years of service or upon death, retirement, or disability while employed. Participant contributions and earnings thereon are fully vested at all times. A participant who terminates employment prior to being fully vested will forfeit the amount of nonvested Company contribution made to the participant. Forfeitures of nonvested Company contributions allocated to participants’ accounts for 2004 and 2003 were $23,120 and $23,428, respectively.

Participant Loans – Loans are available to all participants and are made at the sole discretion of the Plan administrator. A participant may not request a loan for less than $1,000 and the amount of the participant’s loan may not be more than the lesser of a) 50% of the participant’s vested balance, or b) $50,000 less the highest outstanding loan balance in the previous 12 months. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate for the life of the loan. The interest rate is determined to be the prime interest rate plus 1%. Loans must be repaid within five years of the loan, unless the loan qualifies as a home loan. Interest rates for current outstanding loans range from 5% to 11.5%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits – Upon termination of service, an eligible participant’s vested account balance may be paid in a lump sum or through installments for required minimum distributions. Payment may be deferred until age 70 1/2 if the participant’s vested account balance is greater than $5,000.

Administrative Expenses – The Company has elected to pay substantially all of the trustee fees, brokerage fees and other expenses incident to the administration of the Plan. A setup fee and an annual maintenance fee for new loans, as well as a processing fee for withdrawals are deducted from the participants’ account.

3.	INVESTMENTS

The Plan currently offers indirect investments in the Company’s stock through the Unitized Fund, a money market fund, and 13 mutual funds as investment options. Participants may designate a percentage of such contributions to be invested pursuant to each option. Invested funds of participants, including Company contributions, can be transferred between funds at the election of the participant, subject to certain limitations as defined in the Plan. The following table sets forth investments as of December 31, 2004 and 2003, respectively.

	2004	2003
Cash, non-interest bearing	$32,703	$—
AIM Aggressive Allocation Fund	5,057	253,730
AIM Balanced Fund	—	165,915
AIM Blue Chip Fund	—	356,799
AIM Conservative Allocation Fund	2,062	—
AIM Intermediate Government Fund	202,237	195,148
AIM Large Cap Basic Value Fund	297,469	267,743
AIM Large Cap Growth Fund	486,556	—
AIM Mid Cap Core Equity Fund*	576,352	408,880
AIM Moderate Allocation Fund	303,675	—
AIM Money Market Fund*	1,059,588	1,059,148
AIM Small Cap Equity Fund	315,426	—
Alliance Premier Growth Fund	—	390,596
American Bond Fund of America	457,511	435,612
American EuroPacific Growth Fund*	505,449	354,611
Columbia Large Company Index Fund	390,569	—
Franklin Balance Sheet Investment Fund*	619,511	329,832
Goldman Sachs Short Duration Government Fund	3,994	—
Quicksilver Resources Unitized Stock Fund*	4,002,734	1,674,417
Participant loans	264,434	237,593

	$9,525,327	$6,130,024

*	Represents 5% or more of net assets available for plan benefits at December 31, 2004.

During the years ended December 31, 2004 and 2003, respectively, the fair value of the Plan’s investments appreciated as follows:

	2004	2003
Corporate and US Bond Funds	$629	$20,426
Equity Funds	263,574	505,619
Quicksilver Resources Unitized Stock	2,145,853	502,806

	$2,410,056	$1,028,851

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, affected participants will become 100% vested in their accounts.

5.	TAX STATUS

The Company adopted a Regional Prototype Nonstandardized Profit Sharing 401(k) Plan which received a favorable opinion letter from the Internal Revenue Service on February 20, 1998 which stated that the Plan and the related custodial account are designed in accordance with sections 401(a) and 501(a) of the Internal Revenue Code. The Plan was amended as of June 1, 2001, and the prototype form used to document the Plan received a favorable opinion letter from the Internal Revenue Service on June 20, 2002, which states that the Plan is qualified under Section 401(a) the Internal Revenue Code and the related trust is tax-exempt. The Plan administrator believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax exempt.

6.	EXCESS CONTRIBUTIONS AND DISTRIBUTIONS PAYABLE

As a result of the ADP/ACP Nondiscrimination and 402(g) Limit Refund Calculation tests completed by the Plan administrator, there were Excess Contributions Payable to participants of $29,322 as of December 31, 2004. There were no Excess Contributions Payable to participants at December 31, 2003. As of December 31, 2004, there was $22,451 included in net assets available for benefits for distributions payable to participants who requested a withdrawal from the Plan prior to the end of the year. There were no distributions payable to participants by the Plan at December 31, 2003.

* * * * * *

SUPPLEMENTAL SCHEDULE

QUICKSILVER RESOURCES INC. 401(k) PLAN

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
*	Reliance Trust Company	Cash, non-interest bearing	$32,703
*	Reliance Trust Company	AIM Aggressive Allocation Fund	5,057
*	Reliance Trust Company	AIM Conservative Allocation Fund	2,062
*	Reliance Trust Company	AIM Intermediate Government Fund	202,237
*	Reliance Trust Company	AIM Large Cap Basic Value Fund	297,469
*	Reliance Trust Company	AIM Large Cap Growth Fund	486,556
*	Reliance Trust Company	AIM Mid Cap Core Equity Fund	576,352
*	Reliance Trust Company	AIM Moderate Allocation Fund	303,675
*	Reliance Trust Company	AIM Money Market Fund	1,059,588
*	Reliance Trust Company	AIM Small Cap Equity Fund	315,426
*	Reliance Trust Company	American Bond Fund of America	457,511
*	Reliance Trust Company	American EuroPacific Growth Fund	505,449
*	Reliance Trust Company	Columbia Large Company Index Fund	390,569
*	Reliance Trust Company	Franklin Balance Sheet Investment Fund	619,511
*	Reliance Trust Company	Goldman Sachs Short Duration Government Fund	3,994
*	Reliance Trust Company	Quicksilver Resources Unitized Stock Fund	4,002,734

		Participant loans with interest rates of 5.00% to 11.5%, and maturity dates from April 30, 2005 to August 15, 2014	264,434

			$9,525,327

*	Party-in-interest

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Description

*23.1	Consent of Independent Registered Public Accounting Firm

* Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 29, 2005

Quicksilver Resources Inc. 401(k) Plan

By:	/s/ Bill Lamkin
Bill Lamkin
Executive Vice-President and Chief Financial Officer